FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                                HSBC BANK CANADA
                    FIRST QUARTER 2007 RESULTS^ - HIGHLIGHTS

- Net income attributable to common shares was C$139 million for the quarter ended 31 March 2007, an increase of 19.8 per cent over the same period in 2006.

- Return on average common equity was 22.0 per cent for the quarter ended 31 March 2007 compared with 20.7 per cent for the same period in 2006.

- The cost efficiency ratio was 52.2 per cent for the quarter ended 31 March 2007 compared with 53.1 per cent for the same period in 2006.

- Total assets were C$60.9 billion at 31 March 2007 compared with C$52.3 billion at 31 March 2006.

- Total funds under management were C$25.1 billion at 31 March 2007 compared with C$21.8 billion at 31 March 2006.



^ Results are prepared in accordance with Canadian generally accepted accounting principles.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$139 million for the quarter ended 31 March 2007, an increase of C$23 million, or
19.8 per cent, from C$116 million for the first quarter of 2006. Compared to the fourth quarter of 2006, net income attributable to common shares was C$11 million, or 8.6 per cent, higher in the first quarter of 2007. Results for the quarter ended 31 March 2007 benefited from a C$14 million gain, after related income taxes, on the sale of some of the bank's shares in the Montreal Exchange.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "HSBC Bank Canada is off to a satisfactory start in fiscal 2007 and underlying business performance reflected good year-on-year revenue and net income growth. The Commercial Banking business achieved strong asset growth while maintaining a high level of credit quality. The Corporate, Investment Banking and Markets business also recorded good growth, benefiting from higher advisory and underwriting fees, participating in a number of significant transactions. The Personal Financial Services business achieved good growth in High Rate and Direct Savings Accounts through a continued focus on direct banking capabilities.

"The bank's focus for the rest of this year is to continue to achieve sustainable revenue growth by deepening existing customer relationships and acquiring new customers. The bank will continue to build on direct banking capabilities and the branch network, and focus on further improving efficiency and customer service through business transformation initiatives. The bank will also continue marketing initiatives to build on progress made in increasing the awareness of the HSBC brand within Canada."

Net interest income

Net interest income was C$294 million for the quarter ended 31 March 2007 compared with C$266 million in the same quarter of 2006, an increase of C$28 million, or 10.5 per cent. The increase was driven by growth in assets in all businesses. Average interest earning assets for the quarter were C$6.4 billion, or 13.9 per cent, higher than the same period in 2006. Continuing competitive pressures and a challenging interest rate environment impacted the net interest margin, which decreased to 2.29 per cent for the quarter ended 31 March 2007 from 2.36 per cent for the same period in 2006.

Net interest income in the first quarter of 2007 was C$3 million higher compared with C$291 million in the fourth quarter of 2006 despite there being two fewer days in the first quarter. Average interest earning assets increased by C$2.0 billion while the net interest margin was in line with the fourth quarter of 2006.

Non-interest revenue

Non-interest revenue was C$185 million for the first quarter of 2007 compared with C$156 million in the same quarter of 2006, an increase of C$29 million, or
18.6 per cent. Investment securities gains were C$20 million higher due to gains on the sale of some of the bank's shares in the Montreal Exchange and sale of investments within Private Equity Funds. Investment administration fees were higher as funds managed in the wealth management businesses continued to grow. These increases were partially offset by lower trading income.

The increase in non-interest revenue from the fourth quarter of 2006 was C$17 million, or 10.1 per cent, primarily as a result of higher investment securities gains and higher investment administration fees. Capital market fees were also higher due to higher underwriting fees earned by the Global Investment Banking business. Securitization income was lower, impacted by the timing of certain securitizations, and trading revenues were also lower.

Non-interest expenses

Non-interest expenses were C$250 million for the first quarter of 2007 compared with C$224 million in the same quarter of 2006, an increase of C$26 million, or
11.6 per cent. Salaries and employee benefits expenses were higher by C$20 million in 2007 due largely to increased variable compensation costs driven by higher revenues, and a higher employee base. The cost efficiency ratio of 52.2 per cent for the first quarter of 2007 improved from 53.1 per cent for the same period in 2006, favourably impacted by the gain on the sale of shares in the Montreal Exchange.

Non-interest expenses were C$14 million higher than the fourth quarter of 2006. Salaries and benefits were C$19 million higher primarily due to higher pension and other benefits costs, which are usually higher in the first quarter of each year.

Credit quality and provision for credit losses

The provision for credit losses was C$10 million for the first quarter of 2007, compared with C$6 million in the first quarter of 2006, and C$17 million for the fourth quarter of 2006. Overall credit quality remains good, reflecting strong economic conditions in Canada.

Gross impaired loans were C$145 million, C$19 million, or 11.6 per cent, lower compared with C$164 million at 31 December 2006, and C$8 million, or 5.2 per cent, lower compared with C$153 million at 31 March 2006. Total impaired loans, net of specific allowances for credit losses, were C$87 million at 31 March 2007 compared with C$106 million at 31 December 2006 and C$97 million at 31 March 2006. The general allowance for credit losses remained unchanged at C$269 million compared with 31 December 2006 and 31 March 2006. The total allowance for credit losses, as a percentage of loans outstanding, decreased to 0.88 per cent at 31 March 2007 compared with 0.92 per cent at 31 December 2006 and 0.99 per cent at 31 March 2006 as the bank's loan portfolios grew. The bank considers the total allowance for credit losses to be appropriate given the credit quality of its portfolios and the current credit environment.

Income taxes

The effective tax rate in the first quarter of 2007 was 32.9 per cent compared with 35.1 per cent in the first quarter of 2006 and 33.2 per cent in the fourth quarter of 2006. The lower tax rate in the quarter ended 31 March 2007 was a result of lower taxes applicable on the sale of certain investments.

Balance sheet

Total assets at 31 March 2007 were C$60.9 billion, an increase of C$4.1 billion from 31 December 2006, and C$8.6 billion from 31 March 2006. Commercial loans and bankers' acceptances increased by C$1.4 billion since the end of 2006, as commercial activity was strong, spurred by the strength of the Canadian economy. Residential mortgages increased by C$0.2 billion, although the rate of growth slowed in the first quarter, and consumer loans increased by C$0.1 billion. The securities portfolio increased by C$3.0 billion in the quarter, primarily in Government of Canada securities.

Total deposits increased by C$1.8 billion to C$46.0 billion at 31 March 2007 from C$44.2 billion at 31 December 2006 and were C$5.6 billion higher compared with C$40.4 billion at 31 March 2006. Commercial deposits grew by C$1.6 billion, of which C$0.4 billion was from Commercial Banking relationships. Personal deposits grew by C$0.2 billion driven by growth in High Rate and Direct Savings Accounts.

Total assets under administration

Funds under management were C$25.1 billion at 31 March 2007 compared with C$23.3 billion at 31 December 2006 and C$21.8 billion at 31 March 2006. Funds under management in the first quarter of 2007 benefited from strong investment sales and buoyant equity markets, particularly in Canada. Including custody and administration balances, total assets under administration were C$34.0 billion compared with C$31.9 billion at 31 December 2006 and C$30.4 billion at 31 March 2006.

Capital management

The tier 1 capital ratio was 8.9 per cent and the total capital ratio was 11.0 per cent at 31 March 2007. These compare with 9.0 per cent and 11.1 per cent, respectively, at 31 December 2006 and 9.0 per cent and 11.3 per cent, respectively, at 31 March 2006.

Subsequent to the quarter end, on 9 April 2007, the bank issued C$400 million of subordinated debentures maturing in 2022. Interest at an annual rate of 4.8 per cent is payable half-yearly until 10 April 2017. Thereafter, interest is payable at an annual rate equal to the 90-day Bankers' Acceptance Rate plus 1.0 per cent, payable quarterly until maturity. Proceeds from the offering will be used for general corporate purposes and to further strengthen the bank's tier 2 capital base.

On 16 April 2007, HSBC Bank Canada gave notice that on 14 June 2007, subject to regulatory approval, the bank will redeem its C$100 million 5.6 per cent Debenture due 14 June 2012 at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest due at the redemption date.

Dividends

During the first quarter of 2007, the bank declared and paid C$65 million in dividends on HSBC Bank Canada common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. The dividends will be payable on 30 June 2007, for shareholders of record on 15 June 2007.

Accounting policies adopted in 2007

Effective 1 January 2007, the bank adopted new Canadian Institute of Chartered Accountants (CICA) Handbook Standards relating to the recognition, measurement and disclosure of financial instruments including hedges and comprehensive income. Although these standards were adopted prospectively without restatement of prior year comparatives, the impact on initial adoption as well as the effects of certain transitional adjustments have been recorded as adjustments to opening retained earnings or opening accumulated other comprehensive income. Although there was no material impact on the results for the first quarter arising from the adoption of these new standards, more detailed information on the impact of adopting these standards will be included in HSBC Bank Canada's first quarter 2007 report to shareholders.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With around 10,000 offices in 82 countries and territories and assets of US$1,861 billion at 31 December 2006, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Media enquiries to: Ernest Yee      604-641-2973
                    Sharon Wilks    416-868-3878

Copies of HSBC Bank Canada's first quarter 2007 report will be sent to shareholders in May 2007.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.


Summary

                                                     Quarter ended
Figures in C$ millions
(except per share amounts)               31Mar07           31Dec06         31Mar06
Earnings
Net income attributable to common shares     139               128             116
Basic earnings per share (C$)               0.28              0.26            0.24

Performance ratios (%)
Return on average common equity             22.0              20.6            20.7
Return on average assets                    0.93              0.87            0.92
Net interest margin^                        2.29              2.30            2.36
Cost efficiency ratio^^                     52.2              51.4            53.1
Non-interest revenue:total revenue ratio    38.6              36.6            37.0

Credit information
Gross impaired loans                         145               164             153
Allowance for credit losses
- Balance at end of period                   327               327             325
- As a percentage of gross impaired loans    226%              199%            212%
- As a percentage of loans outstanding      0.88%             0.92%           0.99%

Average balances
Assets                                    60,656            58,883          50,986
Loans                                     35,994            34,943          32,252
Deposits                                  45,855            44,491          40,022
Common equity                              2,558             2,464           2,276

Capital ratios (%)
Tier 1                                       8.9               9.0             9.0
Total capital                               11.0              11.1            11.3

Total assets under administration
Funds under management                    25,083            23,340          21,796
Custodial accounts                         8,868             8,574           8,564
Total assets under administration         33,951            31,914          30,360


^ Net interest margin is net interest income divided by average interest earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.


Consolidated Statement of Income (Unaudited)
                                                    Quarter ended
Figures in C$ millions
 (except per share amounts)              31Mar07           31Dec06         31Mar06

Interest and dividend income
Loans                                        597               593             462
Securities                                    58                49              43
Deposits with regulated financial
  institutions                                59                62              58
                                             714               704             563

Interest expense
Deposits                                     413               406             291
Debentures                                     7                 7               6
                                             420               413             297

Net interest income                          294               291             266

Non-interest revenue
Deposit and payment service charges           23                23              21
Credit fees                                   27                26              25
Capital market fees                           32                30              32
Investment administration fees                30                28              24
Foreign exchange                               9                 9               7
Trade finance                                  6                 6               6
Trading revenue                               14                17              17
Investment securities gains                   25                 7               5
Securitization income                         10                13               8
Other                                          9                 9              11
                                             185               168             156

Total revenue                                479               459             422

Non-interest expenses
Salaries and employee benefits               143               124             123
Premises and equipment                        31                34              29
Other                                         76                78              72
                                             250               236             224

Net operating income before provision
 for credit losses                           229               223             198

Provision for credit losses                   10                17               6

Income before taxes and non-controlling
 interest in income of trust                 219               206             192
Provision for income taxes                    70                66              65
Non-controlling interest in income of trust    6                 7               7
Net income                                   143               133             120
Preferred share dividends                      4                 5               4
Net income attributable to common shares     139               128             116

Average common shares outstanding (000)  488,668           488,668         488,668
Basic earnings per share (C$)               0.28              0.26            0.24


Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions                At 31Mar07        At 31Dec06      At 31Mar06

Assets
Cash and deposits with Bank of Canada        457               368             374
Deposits with regulated financial
 institutions                              4,380             4,346           4,808
                                           4,837             4,714           5,182

Available for sale securities              5,572                 -               -
Investment securities                          -             3,604           4,254
Trading securities                         2,211             1,162           1,762
Other securities                              25                 -               -
                                           7,808             4,766           6,016

Assets purchased under reverse
 repurchase agreements                     3,592             4,760           2,536

Loans
- Businesses and government               19,059            17,819          16,149
- Residential mortgage                    14,170            14,016          13,185
- Consumer                                 3,870             3,728           3,427
- Allowance for credit losses               (327)             (327)           (325)
                                          36,772            35,236          32,436

Customers' liability under acceptances     5,314             5,130           4,483
Land, buildings and equipment                122               121             100
Other assets                               2,466             2,043           1,574
                                           7,902             7,294           6,157
Total assets                              60,911            56,770          52,327

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions         2,162             1,469           1,994
- Individuals                             17,248            17,039          15,809
- Businesses and governments              26,551            25,665          22,625
                                          45,961            44,173          40,428

Acceptances                                5,314             5,130           4,483
Assets sold under repurchase agreements      467               162             165
Other liabilities                          5,220             3,444           3,605
Non-controlling interest in trust and
 subsidiary                                  430               430             430
                                          11,431             9,166           8,683

Subordinated debentures                      560               563             563

Shareholders' equity
- Preferred shares                           350               350             350
- Common shares                            1,125             1,125           1,125
- Contributed surplus                        203               202             188
- Retained earnings                        1,266             1,191             990
- Accumulated other comprehensive income      15                 -               -
                                           2,959             2,868           2,653
Total liabilities and shareholders'
 equity                                   60,911            56,770          52,327




Condensed Consolidated Statement of Cash Flows (Unaudited)

                                                        Quarter ended
Figures in C$ millions                   31Mar07           31Dec06         31Mar06
Cash flows provided by/(used in):
- operating activities                       466               361             253
- financing activities                     2,024             1,165           1,699
- investing activities                    (2,188)           (2,430)         (2,503)

Increase (decrease) in cash and cash
 equivalents                                 302              (904)           (551)
Cash and cash equivalents, beginning
 of period                                 4,038             4,942           5,200
Cash and cash equivalents, end of
 period                                    4,340             4,038           4,649

Represented by:
- Cash resources per balance sheet         4,837             4,714           5,182
- less non-operating deposits^              (497)             (676)           (533)
- Cash and cash equivalents, end of
   period                                  4,340             4,038           4,649


^ Non-operating deposits are comprised primarily of cash that reprices after 90 days and cash restricted for recourse on securitization transactions.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  24 April, 2007